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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005___ AND ENDING ___December 31, 2005______
MM/DD/YY MM/DD/YY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asset Alliance Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Bruce Lipnick (212) 207-8786
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ______Bruce H. Lipnick____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ________Asset Alliance Investment Services, Inc____, as of ______December 31 ______________________, 2005_________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Bruce H Lipnick
Signature

President & Chief Executive Officer
Title

Notary Public

SANDRA BORZOMI
Notary Public, State of New York
No. 01BO5056762
Qualified in Nassau County
Commission Expires March 11, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Asset Alliance Investment Services, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Asset Alliance Investment Services, Inc.

We have audited the accompanying statement of financial condition of Asset Alliance Investment Services, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Asset Alliance Investment Services, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 17, 2006

Asset Alliance Investment Services, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 189,389
Due from Parent and affiliate	8,869
Deferred taxes	39,698
Corporate taxes receivable	2,144
Other receivable	3,735
Total assets	$ 243,835
Liabilities and stockholder's equity	
Liabilities:	
Payable to placement agents	$ 57,103
Accrued expenses	20,000
Total liabilities	77,103
Stockholder's equity:	
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	440,820
Accumulated deficit	(274,089)
Total stockholder's equity	166,732
Total liabilities and stockholder's equity	$ 243,835

See accompanying notes.

Asset Alliance Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Business and Organization

Asset Alliance Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company was formed for the purpose of providing a broad range of marketing and investor services for the Parent and its subsidiaries' private investment products and those of affiliated asset managers. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

Estimated Fair Value
The fair value of assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the accompanying statement of financial condition.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

3. Additional Paid-in Capital

In February 2005, the Parent made an additional investment in the Company in the amount of $100,000.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). The Company's minimum net capital requirement is the greater of 6⅔% of aggregate indebtedness, as defined, or $5,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2005, the Company had net capital, as defined, of $116,021 which was $110,881 in excess of the required net capital of $5,140. The Company's aggregate indebtedness to net capital ratio was 66% at December 31, 2005.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf.

As of December 31, 2005, the Company reported $39,698 as deferred taxes primarily related to federal net operating losses and timing differences, which will expire in the year ending December 31, 2025. The Company also reported $65,106 as deferred taxes primarily related to state and local net operating losses, which is fully offset by a valuation allowance.

6. Related Party Transactions

Placement Revenues and Fees

The Company has entered into agreements with its Parent and an affiliate investment advisor. Placement revenues represent fees earned by the Company primarily for services provided to these affiliated companies. Placement fees represent payments made primarily to principals of an affiliated company with respect to services provided by such principals. The Company generally receives placement revenues on a quarterly basis. For the year ended December 31, 2005, the total amount of earned fees paid was $230,821, of which $227,209 was paid to principals of an affiliated company. Due from Parent and affiliate includes placement revenues receivable from the affiliates in the amount of $6,324. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

6. Related Party Transactions (continued)

Shared Services Agreement

Administrative services are provided by the affiliate. Certain operating expenses of the affiliate are allocated to the Company based on an agreed upon allocation.